SeaChange International, Inc.
50 Nagog Park
Acton, MA  01720

January 5, 2011

Securities and Exchange Commission
100 F St. NE
Washington, D.C. 20549

Attention: Larry Spirgel

Re:	SeaChange International, Inc. Definitive Proxy Statement Filed June 4, 2010 File No. 000-21393

Ladies and Gentlemen:

I am writing to you on behalf of SeaChange International, Inc. (“SeaChange” or the “Company”), to respond to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the letter dated December 10, 2010.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized.

Definitive Proxy Statement for the year ended January 31, 2010

General

COMMENT 1: In an October 4, 2010 article, The Boston Globe reported that you disclosed incorrect executive compensation amounts in your recent proxy statement.  We have reviewed the compensation amounts you reported in your proxy statement and it appears that the amounts are incorrect.  Please contact us no later than 10 days from the date of this letter to tell us what actions you plan to take to correct your executive compensation disclosure or, if you do not plan to correct it, your reasons for reaching your conclusion that it is not appropriate to do so.

RESPONSE 1:

The Company agrees that the compensation data disclosed in the Summary Compensation Table at page 30 of the Company’s Definitive Proxy Statement filed June 4, 2010 was incorrect in that the “Total” column with respect to Edward Dunbar did not correctly add the amounts disclosed in the Summary Compensation Table with respect to Mr. Dunbar.

As filed, the relevant portion of the Summary Compensation disclosed the following:

Non-Equity
				Stock	Option	Incentive Plan	All Other
Name and Principal	Fiscal	Salary	Bonus	Awards	Awards	Compensation	Compensation
Position	Year	($)	($) (1)	($) (2)	($) (3)	($) (4)	($) (5)	Total ($)
Edward Dunbar (6)	2010	361,442	400,000	-	192,431	-	-	753,873
Former President
and Chief Operating
Officer

(1)
Reflects a bonus to Mr. Dunbar in accordance with his initial employment offer, paid $200,000 on the commencement of Mr. Dunbar's employment and $200,000 on February 1, 2010, earned based on Mr. Dunbar's continuous employment with SeaChange through that date.

(2)
Compensation expense for restricted stock units related to our performance-based compensation plan are included in the Stock Awards column. This expense represents the grant date fair value of restricted stock unit awards for financial statement reporting purposes during fiscal 2010, 2009, and 2008 as computed in accordance with FASB ASC Topic 718 disregarding any estimates of forfeitures relating to service-based vesting conditions.

(3)
This expense represents the grant date fair value of the applicable option awards, as computed in accordance with FASB ASC Topic 718 disregarding any estimates of forfeitures relating to service-based vesting conditions.

(4)
The Non-Equity Incentive Plan Compensation column reflects the cash awards made to the named executive officers under the fiscal 2010, 2009, and 2008 performance-based compensation plans. For fiscal years 2010, 2009 and 2008, the Non-Equity Incentive Plan Compensation column includes $196,486, $215,840 and 169,920, respectively, in sales commissions earned by Ms. Kanouff. For Messrs. Goldfarb and Mann, all of the amounts included in the Non-Equity Incentive Plan Compensation column represent sales commissions earned by Messrs. Goldfarb and Mann, respectively, during the fiscal years shown.

(5)
The All Other Compensation column includes Company contributions to a Named Executive Officer’s 401(k) Plan account, perquisites and other personal benefits received by a Named Executive Officer to the extent such benefits exceeded $10,000 in the aggregate during the fiscal year.

(6)
As disclosed in SeaChange’s Form 8-K filed March 11, 2010, Mr. Dunbar left SeaChange, effective March 15, 2010. Mr. Dunbar is a named executive officer for the fiscal year ended January 31, 2010, but is no longer an executive officer or employee of SeaChange as of the date hereof.

The amount in the “Total” column was incorrectly reported as $753,873, and not $953,873, due to an error in adding the separate amounts disclosed in each category with respect to Mr. Dunbar, which are correctly disclosed.  A reader would be able to readily see that the “Total” column does not correctly add up the individual compensation components disclosed with respect to Mr. Dunbar.

As corrected, the Summary Compensation Table (footnotes omitted) would read as follows:

Non-Equity
				Stock	Option	Incentive Plan	All Other
Name and Principal	Fiscal	Salary	Bonus	Awards	Awards	Compensation	Compensation
Position	Year	($)	($) (1)	($) (2)	($) (3)	($) (4)	($) (5)	Total ($)
Edward Dunbar (6)	2010	361,442	400,000	-	192,431	-	-	953,873
Former President
and Chief Operating
Officer

The Company regrets this error.  Given that the individual components of the compensation information with respect to Mr. Dunbar are correctly disclosed in the originally filed Definitive Proxy Statement, both in the Summary Compensation Table and elsewhere, the Company believes that the error in addition with respect to the “Total” column is not material to an investor’s understanding of the compensation awarded by the Company to Mr. Dunbar.  Accordingly, the Company does not intend to amend its previously filed Definitive Proxy Statement, but will ensure that this error is not repeated in future filings.

*     *     *     *     *

Company Acknowledgement

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to these responses, need further supplemental information or would like to discuss any of the information covered in this letter, please contact the undersigned at (978) 897-0100.

Sincerely, /s/ Kevin M. Bisson Kevin M. Bisson Chief Financial Officer, Secretary, Treasurer and Senior Vice President, Finance and Administration